# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Forum Energy Technologies, Inc., CIK 0001401257
CUSIP: 34984V209
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 10344 Sam Houston Park Drive, Suite 300, Houston, Texas (TX), 77064
Date of event which requires filing of this statement: 12/16/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-007569
Filed by CIK 0001769679

## Reporting persons
- SCF-VIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: On September 13, 2024, Variperm Energy Services Partnership ("VES Partnership") distributed all of its shares of common stock, par value $0.01 ("Common Stock") of Forum Energy Technologies, Inc. to its limited partners, including the Reporting Person. As a result of this distribution, Reporting Person directly held shares of Common Stock. Reporting Person's power is exercised through Reporting Person's general partner, SCF GP (as defined below), and by its general partner, SCF LLC (as defined below).
- SCF-VIII-G.P., Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Reporting Person holds power over shares held directly by SCF LP (as defined below). Reporting Person's power is exercised by SCF LLC, its general partner.
- SCF GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Reporting Person holds power over shares held directly by SCF LP, through its general partner, SCF GP.

## Item 1. Issuer
Name of issuer: Forum Energy Technologies, Inc.
Address of issuer's principal executive offices: 10344 Sam Houston Park Drive, Suite 300, Houston, TX 77344

## Item 2. Person Filing
Name of person filing:
(i) SCF GP LLC, a Delaware limited liability company ("SCF LLC"), with respect to the shares of Common Stock indirectly owned by SCF-VIII-G.P., Limited Partnership, a Delaware limited partnership ("SCF GP");
(ii) SCF GP, with respect to shares indirectly owned by SCF-VIII, L.P., a Delaware limited partnership ("SCF LP"); and
(iii) SCF LP, with respect to shares directly owned by it.
Address of principal business office or, if none, residence:
600 Travis Street, Suite #6600
Houston, Texas 77002
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0.00
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SCF-VIII, L.P.: /s/ Anthony DeLuca, Anthony DeLuca, Managing Director (12/23/2024)
- SCF-VIII-G.P., Limited Partnership: /s/ Anthony DeLuca, Anthony DeLuca, Managing Director (12/23/2024)
- SCF GP LLC: /s/ Anthony DeLuca, Anthony DeLuca, Managing Director (12/23/2024)